Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES EXECUTIVE APPOINTMENTS

– Mary Anne Heino Confirmed as President, Angelini Labopharm; Dr. Jeffrey Dayno Appointed President, Labopharm USA –

LAVAL, Québec ( January 25 , 2011) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced the confirmation of Mary Anne Heino’s appointment as President, Angelini Labopharm, LLC.  Jeffrey M. Dayno, M.D., currently Labopharm’s Chief Medical Officer, has been appointed President, Labopharm USA, Inc., replacing Ms. Heino.

“As acting President of Angelini Labopharm, Mary Anne played an instrumental role in the commercial preparation for the U.S. launch of OLEPTRO™ last August,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “We look forward to Mary Anne’s continued leadership as Angelini Labopharm focuses on expanding commercialization of OLEPTRO™ in the U.S., as well as the ongoing build out of the organization.”

Prior to joining Labopharm in February 2007, Ms. Heino held executive positions with Centocor, Inc., a subsidiary of Johnson & Johnson, including Vice President of Strategic Planning and Competitive Intelligence and Vice President of Sales, in which she directed a sales team that generated revenue of more than $2 billion annually. Prior to Centocor, Ms. Heino held a series of increasingly senior sales and marketing leadership roles at Janssen Pharmaceuticals, also a subsidiary of Johnson & Johnson. Ms. Heino holds an MBA from the Stern School of Business at New York University.

“Since joining Labopharm last year as Chief Medical Officer, Jeff has demonstrated leadership across the organization and made significant contributions both to the launch of OLEPTRO™ and managing our clinical relationship with Angelini Labopharm,” said Mr. Howard-Tripp.  “With his broad-based experience in both the clinical and commercial facets of the U.S. pharmaceutical industry, Jeff is ideally suited to lead the continued growth of Labopharm USA.”

Dr. Dayno joined Labopharm in May 2010 as Chief Medical Officer.  Prior to joining Labopharm, Dr. Dayno held senior executive roles at Merck & Co., Inc. followed by Cephalon, Inc., where he was Vice President of Medical Services.  He has over 12 years of experience in pharmaceutical medicine, during which time he has directed Clinical Development programs, built and led Medical Affairs departments, and orchestrated the integration of these functions in support of Commercial franchises.  Dr. Dayno is a graduate of Temple University School of Medicine and, prior to joining the pharmaceutical industry, spent 10 years in clinical practice as a board certified neurologist, was active in clinical research, and served on the faculty of Jefferson Medical College (Philadelphia) as Clinical Assistant Professor of Neurology.  Dr. Dayno will continue in his role as Chief Medical Officer of Labopharm Inc. as he assumes the role of President, Labopharm USA.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's commercialized products include OLEPTRO™, a once-daily antidepressant marketed in the U.S. (and approved in Canada under the same name) and a unique once-daily formulation of tramadol marketed in 19 countries, including the U.S.  Labopharm's third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe with launches anticipated in late 2011.  The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm is headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey.

About Angelini Labopharm

For the purpose of marketing OLEPTRO™ in the United States , Gruppo Angelini and Labopharm established the joint venture Angelini Labopharm, which is equally owned by affiliates of both companies. This partnership leverages Labopharm's CONTRAMID® technology with Angelini's experience of the trazodone molecule.

This press release contains forward-looking statements, including, statements related to the commercial opportunities and growth for Angelini Labopharm, statements related to the commercialization of OLEPTRO™ in the U.S., statements concerning the regulatory approval and launch of Labopharm’s twice-daily tramadol-acetaminophen product in certain European countries, , and statements concerning Labopharm’s pipeline of product candidates, which reflect Labopharm's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of Labopharm's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult Labopharm's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, Labopharm  undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At Equicom Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com

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